Exhibit 99.3

Section 13(r) Disclosure

Total S.A. has provided disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934 regarding certain Iran-related activities of its affiliates (collectively, the “Total Group”) during the 2015 calendar year, as set forth below. Total S.A. has stated that it believes that these activities are not sanctionable. Unless otherwise noted, all foreign currency translations to U.S. dollars in this exhibit are made using exchange rates as of February 29, 2016.

Upstream

The Total Group has no upstream activities in Iran and maintains a local office in Iran solely for non-operational functions. Some payments are yet to be reimbursed to the Total Group with respect to past expenditures and remuneration under buyback contracts entered into between 1997 and 1999 with the National Iranian Oil Company (“NIOC”) for the development of the South Pars 2&3 and Dorood fields. With respect to these contracts, development operations were completed in 2010 and the Total Group is no longer involved in the operation of these fields. In 2015, Total E&P Iran (100%), Elf Petroleum Iran (99.8%), Total Sirri (100%) and Total South Pars (99.8%) collectively made payments of approximately IRR 4 billion (approximately $0.1 million) to (i) the Iranian administration for taxes and social security contributions concerning the personnel of the aforementioned local office and residual buyback contract-related obligations, and (ii) Iranian public entities for payments with respect to the maintenance of the aforementioned local office (e.g., utilities, telecommunications). Total S.A. expects similar or slightly higher payments to be made by these affiliates in 2016. Neither revenues nor profits were recognized from the aforementioned activities in 2015.

In the context of the then-anticipated suspension of part of the sanctions targeting Iran following the adoption of the JCPOA on July 14, 2015, there were contacts in 2015 between representatives of certain wholly-owned affiliates of Total S.A and representatives of the Iranian Government and NIOC within the framework of delegations organized by French authorities or during public international events. During the course of these contacts, such affiliates received in 2015 verbal information of a general nature concerning certain oil and gas fields and projects in Iran and no information not permitted by applicable international economic sanctions was provided to Iranian authorities for the development of Iranian hydrocarbons. Neither Total S.A. nor any of its affiliates recognized any revenue or profit from this activity in 2015. Following the suspension of certain international economic sanctions against Iran on January 16, 2016, Total S.A. entered into a Memorandum of Understanding (“MOU”) with NIOC and a framework agreement for the purchase of crude oil for French and European refineries, in particular. Pursuant to the MOU, NIOC will provide technical data on certain oil and gas projects so that TOTAL can assess potential developments in Iran in compliance with the remaining applicable international economic sanctions.

Total E&P UK Limited (“TEP UK”), a wholly-owned affiliate of Total S.A., holds a 43.25% interest in a joint venture at the Bruce field in the United Kingdom with BP Exploration Operating Company Limited (37.5%, operator), BHP Billiton Petroleum Great Britain Ltd (16%) and Marubeni Oil & Gas (North Sea) Limited (3.75%). This joint venture is party to an agreement (the “Bruce Rhum Agreement”) governing certain transportation, processing and operation services provided to a joint venture at the Rhum field in the UK that is co-owned by BP (50%, operator) and the Iranian Oil Company UK Ltd (“IOC”), a subsidiary of NIOC (50%) (together, the “Rhum Owners”). TEP UK owns and operates the Frigg UK Association pipeline and St Fergus Gas Terminal and is party to an agreement governing provision of transportation and processing services to the Rhum Owners (the “Rhum FUKA Agreement”) (the Bruce Rhum Agreement and the Rhum FUKA Agreement being referred to collectively as the “Rhum Agreements”). To Total S.A.’s knowledge, provision of all services under the Rhum Agreements was initially suspended in November 2010, when the Rhum field stopped production following the adoption of EU sanctions, other than critical safety-related services (i.e., monitoring and marine inspection of the Rhum facilities), which were permitted by EU sanctions regulations. On October 22, 2013, the UK government notified IOC of its decision to apply a temporary management scheme to IOC’s interest in the Rhum field within the meaning of UK Regulations 3 and 5 of the Hydrocarbons (Temporary Management Scheme) Regulations 2013 (the “Hydrocarbons Regulations”). Since that date all correspondence in respect of IOC’s interest in the Rhum Agreements has been with the UK government in its capacity as temporary manager of IOC’s interests and TEP UK has had no contact with IOC in 2015 regarding the Rhum Agreements. On December 6, 2013, the UK government authorized TEP UK, among others, under Article

43a of EU Regulation 267/2012, as amended by 1263/2012 and under Regulation 9 of the Hydrocarbons Regulations, to carry out activities in relation to the operation and production of the Rhum field. In addition, on September 4, 2013, the U.S. Treasury Department issued a license to BP authorizing BP and certain others to engage in various activities relating to the operation and production of the Rhum field. Following receipt of all necessary authorizations, the Rhum field resumed production on October 26, 2014 with IOC’s interest in the Rhum field and the Rhum Agreements subject to the UK government’s temporary management pursuant to the Hydrocarbons Regulations. Services have been provided by TEP UK under the Rhum Agreements since that date and TEP UK has received tariff income from BP and the UK government (in its capacity as temporary manager of IOC’s interest in the Rhum field) in accordance with the terms of the Rhum Agreements. In 2015, these activities generated for TEP UK gross revenue of approximately £4.6 million (approximately $6.4 million) and net profit of approximately £1.4 million (approximately $2.0 million). On August 27, 2015, TEP UK signed a sale and purchase agreement to divest its entire interest in the Frigg UK Association pipeline and St Fergus Gas Terminal to NSMP Operations Limited (“NSMP”). Upon completion of the divestment, TEP UK’s interest in the Rhum FUKA Agreement will be novated to NSMP whereupon TEP UK’s only interest in the Rhum FUKA Agreement will be in relation to the settlement of historical force majeure claims with the Rhum Owners relating to the period when the Rhum field was shut down. Subject to the foregoing, TEP UK intends to continue such activities so long as they continue to be permissible under UK and EU law and not be in breach of remaining applicable international economic sanctions.

Downstream

The Total Group does not own or operate any refineries or chemicals plants in Iran and did not purchase Iranian hydrocarbons when prohibited by applicable EU and U.S. economic and financial sanctions. Hutchinson, a wholly-owned affiliate of Total S.A., conducted, in conjunction with a delegation of international companies (Fédération des Industries des Equipements pour Véhicules), two visits in Iran in 2015 to discuss business opportunities in the Iranian car industry sector with several companies, including some having direct or indirect ties to the government of Iran. Hutchinson recognized no revenue or profit from this activity in 2015 and expects to continue such discussions in the future.

Until December 2012, at which time it sold its entire interest, the Total Group held a 50% interest in the lubricants retail company Beh Total (now named Beh Tam) along with Behran Oil (50%), a company controlled by entities with ties to the government of Iran. As part of the sale of the Total Group’s interest in Beh Tam, Total S.A. agreed to license the trademark “Total” to Beh Tam for an initial three-year period for the sale by Beh Tam of lubricants to domestic consumers in Iran. In 2014, Total E&P Iran (“TEPI”), a wholly-owned affiliate of Total S.A., received, on behalf of Total S.A., royalty payments of approximately IRR 24 billion (nearly $1 million based on an average daily exchange rate of $1 = IRR 0.000039 during 2014, as published by Bloomberg) from Beh Tam for such license. These payments were based on Beh Tam’s sales of lubricants during the previous calendar year. In 2015, royalty payments were suspended due to an adjustment procedure concerning these payments brought by the Iranian tax authorities against TEPI, which TEPI expects will be settled in 2016. Therefore, TEPI expects royalty payments may resume in 2016. In addition, representatives of the Total Group and Beh Tam met several times in 2015 to discuss the local lubricants market and further discussions are expected to take place in the future.

Total Liban, a Lebanese company wholly-owned by the Total Group, is a member of a consortium with five other companies for the purpose of providing services for fueling facilities at Beirut International Airport to the members of the consortium. The consortium members assume, for a rotating three-year term, ministerial and administrative responsibilities (including supervision of fuel services) in connection with the consortium. Until October 2015, Total Liban served in this capacity. During this period, another consortium member had a fuel supply contract with Iran Air. Total Liban did not receive, directly or indirectly, any profit or remuneration in connection with the fuel sold to Iran Air by this other consortium member.

Total Marketing Middle East FZE (“TMME”), a wholly-owned affiliate of the Total Group, sold lubricants to Beh Tam in 2015. The sale in 2015 of approximately 299 tons of lubricants and special fluids generated gross revenue of approximately AED 2 million (approximately $0.5 million) and net profit of approximately AED 1.7 million (approximately $0.5 million). TMME expects to continue this activity in 2016.

Total Marketing France (“TMF”), a French company wholly-owned by Total Marketing Services, itself a French company wholly-owned by Total S.A. and six Total Group employees, provided in 2015 fuel payment cards to the Iranian embassy in France for use in the Total Group’s service stations. In 2015, these activities generated gross revenue of approximately €25,000 (approximately $27,200) and net profit of approximately €1,000 (approximately $1,100). TMF expects to continue this activity in 2016.

Total Belgium (“TB”), a Belgian company wholly-owned by the Total Group, provided in 2015 fuel payment cards to the Iranian embassy in Brussels for use in the Total Group’s service stations. In 2015, these activities generated gross revenue of approximately €23,100 (approximately $25,100) and net profit of approximately €1,600 (approximately $1,700). TB expects to continue this activity in 2016.

Proxifuel, a Belgian company wholly-owned by the Total Group, sold in 2015 heating oil to the Iranian embassy in Brussels. In 2015, these activities generated gross revenue of approximately €2,400 (approximately $2,600) and net profit of approximately €200 (approximately $220). Proxifuel expects to continue this activity in 2016.

Caldeo, a French company wholly-owned by TMS, sold in 2015 domestic heating oil to the Iranian embassy in France, which generated gross revenue of nearly €3,500 (approximately $3,800) and net profit of approximately €700 (approximately $760). Caldeo expects to continue this activity in 2016.

Total Namibia (PTY) Ltd (“TN”), a wholly-owned affiliate of Total South Africa (PTY) Ltd (of which the Total Group holds a 50.1% interest), sold petroleum products and services during 2015 to Rössing Uranium Limited, a company in which the Iranian Foreign Investment Co. holds an interest of 15.3%. In 2015, these activities generated gross revenue of approximately N$115 million (approximately $7.3 million) and net profit of nearly N$5 million (approximately $0.3 million). TN expects to continue this activity in 2016.